SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Amendment No. 4)

(Final Amendment)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

LIBERATE TECHNOLOGIES

(Name of the Issuer)

Liberate Technologies

(Names of Filing Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

530129-10-5

(CUSIP Number of Class of Securities)

Gregory S. Wood

Executive Vice President and Chief Financial Officer
Liberate Technologies

310 University Avenue, Suite 201

Palo Alto, California 94301

(650) 330-8960

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Kenton J. King, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, California 94301

(650) 470-4500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$4,000,000	$470.80

*Calculated solely for purposes of determining the filing fee.  This amount assumes the acquisition of approximately 20,000,000 shares of common stock for $0.20 per share in cash in lieu of issuing fractional shares to holders of less than 250,000 shares of common stock after the proposed reverse/forward stock split.  The amount of the filing fee was determined by multiplying the Transaction Valuation by $117.70 per million.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $470.80	Filing Party: Liberate Technologies

Form or Registration No.: Schedule 13E-3	Date Filed: June 23, 2005

INTRODUCTION

This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed on June 23, 2005, as amended by Amendment No. 1 filed on August 26, 2005, Amendment No. 2 filed on October 18, 2005 and Amendment No. 3 filed on November 14, 2005 (the “Schedule 13E-3”), by Liberate Technologies, a Delaware corporation (“Liberate”), in connection with a proposed going private transaction.  This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the 1-for-250,000 reverse stock split immediately followed by a 250,000-for-1 forward stock split of Liberate’s common stock (the “Reverse/Forward Stock Split”).

At a special meeting of stockholders held on December 15, 2005, the affirmative vote of holders of at least 75% of shares of Liberate’s common stock entitled to vote at such meeting voted to approve an amendment to Liberate’s Sixth Amended and Restated Certificate of Incorporation to effect the Reverse/Forward Stock Split.  Liberate filed Certificates of Amendment to its Sixth Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware to effect the Reverse/Forward Stock Split on December 16, 2005.  The reverse stock split became effective at 11:58 pm. EST on December 19, 2005 and the forward stock split became effective at 11:59 pm. EST on December 19, 2005.  After the effectiveness of the Reverse/Forward Stock Split, stockholders holding less than 250,000 shares of common stock immediately prior to the reverse stock split solely have the right to receive a cash payment equal to $0.20 per whole share of common stock. Stockholders holding 250,000 or more shares of common stock immediately prior to the reverse stock split participated in the forward split and therefore continued to hold the same number of shares immediately after the Reverse/Forward Stock Split as they did immediately before the Reverse/Forward Stock Split.   The Reverse/Forward Stock Split has reduced the number of Liberate stockholders of record to less than 300.  Liberate will be filing a Form 15 with the Securities and Exchange Commission to terminate the registration of its common stock and its reporting obligations under the Securities Exchange Act of 1934.

A copy of the press release issued by Liberate on December 15, 2005 announcing the results of the special meeting of stockholders was filed under cover of a Form 8-K on December 16, 2005 and is incorporated herein by reference.

ITEM 16.  EXHIBITS.

                Item 16 of the Schedule 13E-3 is amended by adding the following:

(a)(3)

Press Release of Liberate Technologies, dated December 15, 2005 (incorporated by reference to Exhibit 99.1 to Liberate’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2005).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2005

LIBERATE TECHNOLOGIES

	By:	/s/ Gregory S. Wood
Gregory S. Wood
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(3)

Press Release of Liberate Technologies, dated December 15, 2005 (incorporated by reference to Exhibit 99.1 to Liberate’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2005).